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Earth, Wind & Books

Bookstore

Dallas, TX 75226
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Data Room
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This is a preview. It will become public when you start accepting investment.
THE PITCH
Earth, Wind & Books is seeking investment to open a new physical storefront in Dallas, Texas.
Lease SecuredRenovating LocationFirst LocationGenerating Revenue
This is a preview. It will become public when you start accepting investment.
WHO ARE WE

Earth, Wind & Books: coffee and brunch is the ideal meeting space for young book lovers and coffee drinkers. We offer a way to relax and browse books with the addition of hot coffee and pastries.

Earth, Wind & Books is currently an online bookstores serving worldwide physical, audio and eBooks.
As we are different among the 300 bookstores in the state, Earth, Wind & Books will identify as a black-owned independent bookshop. This is relevant in that we will be 1 of the 6 bookstores across the state and 125 in the country to represent diverse reading. Our goal is to push underrepresented books to be more accessible, visible and promoted.
We believe that bookstores are the cornerstones of civil, creative and healthy communities. Building in a way that brings like-minded individuals together, Earth, Wind & Books will be a destination to connect locals. A physical space is needed as it serves a physiological purpose that ecommerce bookstores such as Amazon cannot replicate.
We have set in place some strategic goals to stay relevant during our down seasons. These goals include partnering with local nonprofit foundations to raise benefits for low-income, k-12 reading and tutoring. With this in mind, Earth, Wind & Books will hold multiple events centered around charity, book reads, holidays, etc. to bring in numerous customers across the Dallas Metroplex. With our strong team and customer service, we will gain customers and keep them.
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TARGET MARKET

The target audience for Earth Wind & Books are millennial/ generation Z creatives that casually engage in aesthetically pleasing environments such as a coffee shop.

The average individual would be an educated, between 20 and 30 years old, woman that is ready to experience Dallas culture. Our café/bookstore will serve as a bridge between late gen Z and early millennial adults. This target age group will help keep our shop relevant as they prevail through popular social media platforms like Instagram, Facebook and Twitter.
Specifically, we expect most of our customers to come from middle class family neighborhoods as we aim to be stationed in the heart of multiple southern Dallas suburbs. As this will be a created welcoming space for lower to middle class minorities, our target customers are aimed to share a place where many racial groups will share the same welcoming experience.
Our target customers are willing to travel across town just to engage in our books and coffee.
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THE TEAM
Kimari Hodges

Owner

Kimari is an ambitious 22 year-old applicable to run this business. With broad experience in the coffee/bookstore industry, she knows that owning one is a vital convenience for the community. As she has spent many years as a medical diagnostic, biochemical and infrared analyst, Kimari is well-suited in knowing how and what to research for anything. Working as a laboratory researcher for real-world applications within a rising company, she has adopted many skills that include communication and net-working. Becoming a co-author for many publications, Kimari has also become resourceful in understanding the workings behind producing books to help with moving forward in the book industry.

This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Renovations $7,900

Lease $2,000

Furniture $4,200

Mainvest Compensation $900

Total $15,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$197,100	$216,810	$231,986	$243,585	$250,892
Cost of Goods Sold	$29,864	$32,850	$35,149	$36,906	$38,013
Gross Profit	$167,236	$183,960	$196,837	$206,679	$212,879

EXPENSES

Rent	$19,200	$19,680	$20,172	$20,676	$21,192
Utilities	$7,200	$7,380	$7,564	$7,753	$7,946
Salaries	$51,600	$56,760	$60,733	$63,769	$65,681
Insurance	$18,000	$18,450	$18,911	$19,383	$19,867
Equipment Lease	$600	$615	$630	$645	$661
Repairs & Maintenance	$3,600	$3,690	$3,782	$3,876	$3,972
Legal & Professional Fees	$4,800	$4,920	$5,043	$5,169	$5,298
Operating Profit	$62,236	$72,465	$80,002	$85,408	$88,262

This information is provided by Earth, Wind & Books. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

Target Raise $15,000

Maximum Raise $60,000

Amount Invested $0

Investors 0

Investment Round Ends August 16, 2021

Summary of Terms

Legal Business Name Earth, Wind & BOOKS LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.6×

Business's Revenue Share 2.6%-10.4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1, 2027

Financial Condition

Earth, Wind & Books does not have any outstanding debts currently.

Historical milestones

Earth, Wind & Books has been operating since February, 2021 and has since achieved the following milestones:

Achieved profit of $240 in 2 months, which then grew to overall $400 in the next 2 months.

Historical financial performance is not necessarily predictive of future performance.

No operating history

Earth, Wind & Books was established in [January, 2021]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Earth, Wind & Books to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Earth, Wind & Books operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Earth, Wind & Books competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Earth, Wind & Books's core business or the inability to compete successfully against the with other competitors could negatively affect Earth, Wind & Books's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Earth, Wind & Books's management or vote on and/or influence any managerial decisions regarding Earth, Wind & Books. Furthermore, if the founders or other key personnel of Earth, Wind & Books were to leave Earth, Wind & Books or become unable to work, Earth, Wind & Books (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Earth, Wind & Books and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Earth, Wind & Books is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Earth, Wind & Books might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Earth, Wind & Books is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations

altogether.

Changes in Economic Conditions Could Hurt Earth, Wind & Books

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Earth, Wind & Books's financial performance or ability to continue to operate. In the event Earth, Wind & Books ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Earth, Wind & Books nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Earth, Wind & Books will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Earth, Wind & Books is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Earth, Wind & Books will carry some insurance, Earth, Wind & Books may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Earth, Wind & Books could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Earth, Wind & Books's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Earth, Wind & Books's management will coincide: you both want Earth, Wind & Books to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Earth, Wind & Books to act conservative to make sure they are best equipped to repay the Note obligations, while Earth, Wind & Books might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Earth, Wind & Books needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Earth, Wind & Books or management), which is responsible for monitoring Earth, Wind & Books's compliance with the law. Earth, Wind & Books will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Earth, Wind & Books is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Earth, Wind & Books fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Earth, Wind & Books, and the revenue of Earth, Wind & Books can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Earth, Wind & Books to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Earth, Wind & Books. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Earth, Wind & Books isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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